

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Mr. Li Feilie
Chief Executive Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central
Sheung Wan, Hong Kong

>   **Re: China Natural Resources, Inc.**
>   **Form 20-F**
>   **Filed May 26, 2010**
>   **File No. 000-26046**

Dear Mr. Li Feilie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.   Please provide the disclosure required by Item 16G (Corporate Governance) of Form 20-F.

Risk Factors, page 3

2.   We note that the report from your auditors states that you have significant transactions and relationships with affiliated companies, and that because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties. Please add related risk factor disclosure. See Item 3.D of Form 20-F. In addition, please clarify whether your audit committee or your independent directors approve your related party transactions.

Wuhu Feishang depends on a single customer for its zinc production…, page 6

3.   We note your disclosure that the loss of your single customer for your zinc production would materially and adversely affect your results of operations, and we note your reference to a sales contract with such customer. Please tell us why you have not filed such contract as an exhibit to your filing. See the Form 20-F Instructions as to Exhibits.

Item 4. Information and Development of the Company, page 11

4.   We note that you have described the information on your company and discussed operating and financial review and prospects information based on your legal entity structure. Please tell us your consideration of providing this information based on your reportable segments as disclosed in the notes to your financial statements. We refer you to Items 4.B and 5 of Form 20-F.

Business Overview, page 13

5.   Please clarify in this section the business of Yangpu Lianzhong Mining Co., Ltd.

6.   Please discuss your sales to related parties in the context of your disclosure regarding your products at page 16 and your disclosure regarding your customers at page 19. In addition, please disclose how sales prices are determined with respect to the sale of your products to related parties.

Organizational Structure, page 36

7.   Please revise your chart at page 36 to reflect the abbreviated terms that you use for your references to your subsidiaries and affiliates, as described on pages (i)-(iii).

Operating and Financial Review and Prospects, page 38

Operating Results, page 39

8.   We note your disclosure at page 16 regarding your sales of copper concentrate. Please tell us why you do not discuss such sales in connection with your operating results.

9.   Please clarify, if true, that the sales of blister copper discussed at page 40 were made to related parties.

Selling, General and Administrative Expense, page 41

10.   In each of your year-over-year comparative explanations, you state the change in SG&A was partially due to an increase or decrease in depletion of mining rights. Please tell us why you included depletion of mining rights in SG&A, and not as a component of cost of

sales in determining your gross profit measures presented in your statements of operations. Refer to SAB Topic 11:B, which states, "depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation." If you have improperly excluded depletion from cost of sales, please explain to us how you plan on correcting this error.

Discontinued Operations, page 42

11.   Your disclosure on page 42 states that the decrease in other income (expense) for the nine months ended September 29, 2009, was "partially offset by the written back of inventory provision amounting to RMB 16.30 million (US$2.39 million)." Please explain how your accounting related to marking up the inventory value is consistent with the interpretive response in SAB Topic 5:BB.

Trend Information, page 45

12.   We note your disclosure that prior to the commencement of commercial operations at Guizhou Yongfu Mining Co. Limited or Guizhou Dayun Mining Co. Ltd., it is believed that the iron and zinc business of Wuhu Feishang Mining Development Co. Ltd. would "remain" as the primary contributor to your turnover. However, it appears that sales of blister copper by Yangpu Lianzhong Mining Co., Ltd. have also comprised a significant portion of your sales. Please advise.

13.   Similarly, please tell us whether your sale of Mark Faith Technology Development Limited will have a material effect on your gross profit related to your future sales of blister copper, and on your consolidated revenue, income or profits. In that regard, we note that Bayannaoer City Feishang Copper Co. Ltd., a subsidiary of Mark Faith, was engaged in the smelting and refining of copper.

Directors, Senior Management and Employees, page 49

Compensation, page 50

14.   With a view toward disclosure, please clarify why your chief executive officer, your executive vice president and your chief financial officer earned no compensation from you during your fiscal year ended December 31, 2009.

Board Practices, page 52

Nominating and Corporate Governance Committee; Member Nominees for Director, page 53

15.   We note your disclosure regarding procedures for "members" to propose candidates for director. Please clarify, if true, that these procedures apply to proposals by your shareholders.

Related Party Transactions, page 57

16.   Please disclose in this section the loan guarantee provided by a company controlled by your chief executive officer. See Item 7.B of Form 20-F. In this regard, we note a reference to such guarantee at page 43.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

(f) Property and Equipment, page F-16

17.   Please revise your disclosure in future filings to disclose your accounting policy for exploration and development costs incurred. Your disclosure should clearly explain how you determine whether such costs are expensed or capitalized.

Note 6 – Property and Equipment, page F-26

18.   Please revise your disclosure in future filings to describe the nature of the amounts capitalized as construction in progress. Please explain the specific projects that are currently in construction, when you anticipate that construction will be completed, and the amount capitalized for each project.

Note 11 – Income Taxes, page F-30

19.   Please explain why you do not have a deferred tax liability recorded for your property and equipment. In addition, explain the nature of the permanent differences that are reflected in your income tax expense reconciliation.

Note 12 – Related Party Balances and Transactions, page F-33

20.   We note that you have recorded RMB68,740 of accounts receivable due from Wuhu Hengchang, a related party controlled by Mr. Li. Feilie, as of December 31, 2009. We further note that the amount of receivables due from this related party exceeds the amount of related party revenue that you have recognized in fiscal year 2009. Please explain how you determined that collectability is reasonably assured, and hence how you have determined that you have met the revenue recognition requirements of SAB No. 104. As part of your response, explain when you anticipate that you will receive payment for your related party accounts receivable.

Note 16 – Segment Information, page F-39

21.   We note that several of the consolidated segment total amounts do not agree to your consolidated statements of operations for the years ended December 31, 2009 and 2008.

For example, total net sales, income (loss) from operations, and income tax expense reported in your segment footnote do not agree to your consolidated statements of operations. Please revise your disclosure to provide the reconcilations required by FASB ASC Topic 280-10-50-30 and 31. In addition, tell us the nature and amount of each significant reconciling item and how you have determined that your reporting complies with FASB ASC Topic 280.

22.   Please tell us what consideration you gave to providing the amounts of investment in equity method investees and total expenditures for additions to long-lived assets, for each of your operating segments. Refer to FASB ASC Topic 280-10-50-25, for additional guidance.

Exhibits

23.   It appears that any contracts related to your sales to related parties would be considered material contracts. Please file any such contracts as exhibits to your filing. See the Form 20-F Instructions as to Exhibits.

Exhibits 12.1 and 12.2

24.   We note each of your officers' certifications replaced the word "period" with "year," in several instances and, in Item 4(d), stated they had disclosed any change in internal control, "that occurred during the Registrant's fourth fiscal quarter," rather than, "that occurred during the period covered by the annual report." Please revise your certifications in future filings to correspond exactly with the form of certification set forth in Instruction 12 to the Exhibits to Form 20-F.

Engineering Comments

Risks Relating to PRC Operations and Foreign Private Issuer Status, page 9

25.   We note your statement regarding the PRC government's concern for safety in the coal mining industry. In an appropriate section of your filing, please include a discussion of your safety performance referencing your safety programs and statistical measures your organization utilizes to monitor performance, such as occupational fatality and injury frequency rates. Please expand your discussion related to safety and health to include these occupational injury and frequency statistics, comparisons to comparable national statistics, and your performance as demonstrated by these rates.

Yang Chong Mine, page 18

26.   Please insert a small-scale map showing the location and access to each of your material properties, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these

maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

27.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

28.   Please disclose the following information for each of your properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

29.   Please refine your estimate of your probable reserves at the Yang Chong mine by including the quantity (Tonnage) and a grade (Quality).

30.   Please include a table of your annual mine production and concentrate sales for the last five years. Please display the tonnage and grade of both your mine production and concentrate sales in this table.

Business of Guizhou Yongfu, page 31

31.   Proven and probable coal reserves are disclosed for your Guizhou Yongfu Yongsheng Coal Mine property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

    To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

32.   For each of your coal mines, provide the disclosures required by Industry Guide 7(b). In particular, provide a brief discussion of:

- The coal beds of interest, including minable coal thickness.

- The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

- A list of your coal processing and/or handling facilities.

- The road, barge and/or railroad access to each of your properties.

- The present condition of the mine.

- Material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years.

- Any planned expansions or reductions in mining.

- Any joint ownership.

- Any use of mining contractors.

33.   Reserves must have legal, economic and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve including coal as reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves. Please ensure that your reporting takes all legal, economic and technical factors into account. For further details about our general concern, consult a general letter to coal operators found on our website at http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.

34.   In a table, disclose the proven and probable coal reserves separately as defined in Industry Guide 7 for each mine.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

- If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

- In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

- Provide totals to the table where appropriate

- Disclose your percentage of compliance and non-compliance coal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact Parker Morrill, at (202) 551-3696, Laura Nicholson, at (202) 551-3584, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director